UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31649 / May 27, 2015

In the Matter of	:
	:
TCW DIRECT LENDING LLC	:
TCW DL FUND I, L.P.	:
TCW ASSET MANAGEMENT COMPANY	:
	:
865 S. Figueroa Street, Suite 1800	:
Los Angeles, CA 90017	:
	:
(812-14382)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TCW Direct Lending LLC, TCW DL Fund I, L.P., and TCW Asset Management Company filed
an application on October 23, 2014, and amendments to the application on December 12, 2014,
April 6, 2015 and May 6, 2015 requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit a business development company and certain
registered closed-end management investment companies (collectively, the "Investors") to co-
invest in portfolio companies with each other and with affiliated investment funds.

On April 30, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31589). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.
The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Investors in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested TCW Direct Lending LLC, et al. (File No. 812-14382) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary